Paul, Weiss, Rifkind, Wharton & Garrison LLP

Fukoku Seimei Building

2-2 Uchisaiwaicho 2-chome

Chiyoda-ku, Tokyo 100-0011, Japan

Telephone: +81-3-3597-8101

Facsimile: +81-3-3597-8120

April 11, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington D.C. 20549, U.S.A.

Attention: Mark Webb, Esq.

Proposed Business Combination between

Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Registration Statement on Form F-4 (File No. 333-123136)

Ladies and Gentlemen:

        On behalf of our client, Mitsubishi Tokyo Financial Group, Inc. (the “Registrant”), we are hereby electronically filing via EDGAR Amendment No. 1 to the Registrant’s registration statement on Form F-4 (File No. 333-123136) (the “Registration Statement”) in connection with the proposed registration of the Registrant’s common stock (the “Common Stock”) and a class of the Registrant’s preferred stock (the “Preferred Stock”) under the U.S. Securities Act of 1933, as amended.

        The revisions made to the Registration Statement are in response to the comments of the Staff contained in the Staff’s letter, dated April 1, 2005 (the “Comment Letter”) and to reflect certain other updated information.

        Set forth below are the Staff’s comments conveyed in the Comment Letter, together with the Registrant’s responses to those comments. Unless indicated otherwise, page references included in the comments are to the prospectus included in the Registration Statement initially filed on March 4, 2005, and page references included in the responses are to the prospectus included in Amendment No. 1 to the Registration Statement.

Outside Front Cover Page of the Prospectus

Comment No. 1. Please include the information required by Item 501 of Regulation S-K for the Class 8 preferred shares.

        Response to Comment No. 1. As requested, the Registrant has revised the disclosure on the prospectus cover page to include information on the Class 8 preferred shares to be issued by the Registrant.

Summary – pages 6-12

Comment No. 2. Please state, as required by Item 3(i) of Form S-4, whether any regulatory requirements must be complied with or any approvals obtained.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

        Response to Comment No. 2. As requested, the Registrant has revised the disclosure on page 11 to include information about the regulatory requirements and approvals necessary to complete the merger.

Comment No. 3. Please revise the section entitled “The Merger,” on pages 6-7, as follows:

•	clarify whether holders of preferred shares of UFJ will receive an equal number of preferred shares of Mitsubishi Tokyo; and

•	disclose the aggregate purchase price as of the date before the announcement of the merger and as of the date of the prospectus.

        Response to Comment No. 3. As requested, the Registrant has revised the disclosure on page 7 to clarify that holders of UFJ Holdings preferred shares will receive an equal number of the Registrant’s preferred shares in the merger. The Registrant has also revised the disclosure on page [7] to include the aggregate transaction value as of the date of the announcement of the merger. Please note that once the detailed terms of the Registrant’s preferred shares to be issued in exchange for the UFJ Holdings preferred shares are determined, the Registrant will recalculate the fair value of the UFJ Holdings preferred shares, which in turn may affect the aggregate transaction value.

        In addition, the Registrant undertakes to disclose the aggregate transaction value as of the most current practicable date for which the transaction value can be calculated, currently expected to be around 10 days prior to the date of the prospectus. The calculation of the aggregate transaction value of the proposed merger requires a fair value calculation of the several classes of UFJ Holdings preferred shares, which is extremely complicated and time consuming because the embedded conversion feature of UFJ Holdings preferred shares is a non-standard American-type option where the payoff depends on the path followed by the price of the common stock and not just its final value. In other words, if the conversion option is exercised, the number of shares of common stock received for each share of preferred stock depends on the common stock price evolution up to that point in time. This characteristic precludes the application of pricing formulae (closed-form solutions) such as Black-Scholes type calculators. The alternative is to use a numerical method to derive the value of the preferred shares. These procedures include binomial / trinomial trees, Monte Carlo simulation, etc. For purposes of calculating the purchase prices in its pro forma financial information disclosure, the Registrant used the method of Hull & White, 1993, “Efficient Procedures for Valuing European and American Path-Dependent Options” to determine the present value of the capital appreciation and conversion feature. This solution adapts lattices to handle path-dependency by using a type of forward process for the path-dependent variable. The value of the derivative is then determined using backwards induction, comparing at each time-step the value from the early exercise to the rollback value. The dividend stream is valued separately by discounting the cash flows at the pre-tax cost of debt. The revised disclosure on page 48 provides information on this calculation methodology as part of the pro forma financial information disclosure. Because the calculation methodology is complex, the Registrant currently expects to require around 10 days to calculate the fair value of the UFJ Holdings preferred shares.

Comment No. 4. Please briefly discuss who will serve as the directors and management of Mitsubishi UFJ following the merger.

        Response to Comment No. 4. As requested, the Registrant has revised the disclosure on page 10 to include information on the individuals who will serve as directors and management of Mitsubishi UFJ Financial Group following the merger. The Registrant expects to identify additional directors and management of the combined entity in the merger agreement that is currently expected to be signed by end of April 2005. The Registrant undertakes to update the director and management information as soon as possible after the merger agreement is finalized.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

Comment No. 5. Please add a section addressing the current securities interests of each of the companies and their directors, executive officers and their affiliates in the merger including the following:

•	discuss the UFJ preferred stock owned by Mitsubishi Tokyo, the conversion right and the put and call options relating to the preferred stock;

•	discuss the effect of these rights;

•	discuss the percentage of voting rights in UFJ that Mitsubishi Tokyo could own if the merger does not occur;

•	briefly discuss how directors, executive officers and their affiliates of each entity will be affected by the merger in terms of compensation or other benefits;

•	add a brief statement comparing the vote required for approval of the proposed transaction with the percentage of outstanding shares of UFJ securities entitled to vote held by Mitsubishi Tokyo, its directors, executive officers and their affiliates and by UFJ’s directors, executive officers and their affiliates; and

•	add a brief statement comparing the vote required for approval of the proposed transaction with the percentage of outstanding shares of Mitsubishi Tokyo securities entitled to vote held by UFJ, its directors, executive officers and their affiliates and by Mitsubishi Tokyo’s directors, executive officers and their affiliates.

        Response to Comment No. 5. The preferred stock, in which the Registrant made its ¥700 billion investment, was issued by UFJ Bank Limited (“UFJ Bank”), the commercial bank subsidiary of UFJ Holdings, and not by UFJ Holdings. The preferred stock issued by UFJ Bank does not provide the Registrant with any voting rights in UFJ Holdings. As requested, the Registrant has revised the disclosure on page 11 to include a brief description of the Registrant’s rights with respect to the preferred stock and how they could affect UFJ Holdings’ shareholders. In addition, the Registrant has revised the disclosure on pages 9 and 10 to discuss how the directors and corporate auditors will be affected by the merger in terms of compensation or other benefits and to provide information on the shares held by the Registrant and UFJ Holdings and their directors, corporate auditors and affiliates in each other.

Comment No. 6. Please revise the section entitled “Reasons for the Merger,” on pages 7-8, as follows:

•	distinguish the reasons of Mitsubishi Tokyo for engaging in the transaction and the reasons of UFJ for engaging in the transaction; and

•	identify those core financial business areas in which the merged company, Mitsubishi UFJ, will have a strong presence that UFJ does not currently enjoy.

        Response to Comment No. 6. As requested, the Registrant has revised the disclosure on pages 8 and 67 to include a discussion of the Registrant’s and UFJ Holdings’ respective reasons for agreeing to the terms of the proposed merger, as well as information on those core financial business areas in which the combined entity will have a strong presence that UFJ Holdings does not currently enjoy.

Comment No. 7. Please revise the section entitled “Material Tax Consequences,” on page 9, as follows:

•	disclose the factors that will determine whether or not the merger is treated as tax free; and

•	disclose, as of the date of the prospectus, whether at that time, the merger would be treated as tax free.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

We note that your financial advisers estimated that UFJ holders will own 41.2 percent of Mitsubishi UFJ.

        Response to Comment No. 7. As requested, the Registrant has revised the disclosure on page 12 to discuss the preliminary conclusion based on September 30, 2004 shareholder information as to whether the merger would be a tax-free reorganization and the factors that will determine the final conclusion.

Comment No. 8. Please provide more detail, on page 9, regarding conditions to the merger. Please include a brief discussion of the circumstances under which UFJ and/or Mitsubishi Tokyo may terminate the merger agreement.

        Response to Comment No. 8. As requested, the Registrant has revised the disclosure on pages 10 and 11 to include information about conditions to the merger, including those circumstances under which the Registrant and UFJ Holdings may terminate the agreement.

Comment No. 9. Please provide more detail, on page 9, regarding opposition rights of appraisal. Clarify whether or not shareholders have opposition rights under the Commercial Code of Japan.

        Response to Comment No. 9. As requested, the Registrant has revised the disclosure on page 11 to include detailed information on opposition rights of appraisal under the Commercial Code of Japan.

Risk Factors – page 13

Comment No. 10. Several of your risk factors state that there can be no assurances of a particular event when the risk is not your inability to give assurances, but the underlying situation. Please revise to eliminate this and similar language.

        Response to Comment No. 10. As requested, the Registrant has revised the disclosure on pages 15 and 17 to eliminate the language in question.

Comment No. 11. Please add a risk factor on the potential unreliability for United States investors of the fairness opinions, which both assume that the acquisition will be accounted for as a pooling.

        Response to Comment No. 11. The Registrant has added the requested risk factor on page 19.

Failure to Complete the Merger – page 15

Comment No. 12. This risk factor does not describe a risk of the transaction, but a risk if the transaction does not occur. Please delete it because it is coercive.

        Response to Comment No. 12. As requested, the Registrant has deleted the risk factor in question.

Unaudited Pro Forma Combined Condensed Balance Sheet as of September 30, 2004 – page 39

Comment No. 13. We note your disclosure on page 96 regarding your integration plans. Please revise to include a pro forma adjustment for the liability for integration and restructuring charges you expect to incur in connection with the merger. Alternatively, revise your pro forma footnote disclosures to clarify why your integration plans do not meet the criteria of being directly attributable to the transaction and factually supportable. Refer to EITF 95-3 and Rule 11-02(b) (6) of Regulation S-X.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

        Response to Comment No. 13. The Registrant and UFJ Holdings have been developing the integration plan. However, the integration plan will continue to be refined, and integration and restructuring charges will be significantly affected by such continuing refinement. As a result, the Registrant believes that the integration and restructuring charges that it expects to incur in connection with the proposed business combination do not meet the criteria of being recognized as liabilities on the pro forma balance sheet. In response to comment no. 13, the Registrant has revised the disclosure on page 53 to clarify that the integration plans do not meet the criteria of being factually supportable at this time.

Notes to Unaudited Pro Forma Combined Condensed Financial Information General

Comment No. 14. Please revise to describe the details of management’s plan for restructuring and integration or cross reference your disclosure included elsewhere in the filing. Disclose when you expect to finalize your plans.

        Response to Comment No. 14. As requested, the Registrant has revised the disclosure on page 53 to refer to the detailed disclosure about management’s plan for restructuring and integration included elsewhere in the prospectus.

Comment No. 15. Please revise to quantify the merger and integration charges you expect to record under U.S. GAAP and disclose when you expect to record the charges. Disclose how you will account for these charges under U.S. GAAP.

        Response to Comment No. 15. As requested, the Registrant has revised the disclosure on pages 52 and 53 to quantify the preliminary estimate of merger and integration charges and to provide information on when and how it will record those charges.

Note 2 – Unaudited Pro Forma Combined Condensed Balance Sheet – Item (C) – page 45

Comment No. 16. We note your disclosure of the methods used to determine the fair value of your convertible preferred stock to be issued in connection with the purchase of UFJ Holdings. Please revise to disclose the terms and conditions of the securities when determined and quantify the inputs for your binomial option model to help investors understand how you determined the fair value of the convertible preferred stock.

        Response to Comment No. 16. The Registrant undertakes to provide disclosure about the new terms and conditions of the convertible preferred securities as soon as they are determined. For Amendment No. 1, the Registrant has added disclosure on page 48 providing information about the inputs for the binomial option model along with the terms and conditions used for the existing disclosure.

Comment No. 17. We note your disclosure of the methods used to determine the fair value of your common stock to be issued in connection with the purchase of UFJ Holdings. Please revise to disclose the number of shares to be issued and the average closing market price of the Registrant’s common stock used for your fair value estimate.

        Response to Comment No. 17. As requested, the Registrant has revised the disclosure on page 48 to disclose the number of shares to be issued and the average closing market price of the Registrant’s common stock used for the fair value estimate.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

Note.2 – Unaudited Pro Forma Combined Statements of Income – Item (E) – page 48

Comment No. 18. Please revise to quantify the significant components of your pro forma adjustment for amortization expense related to acquired intangible assets.

        Response to Comment No. 18. As requested, the Registrant has revised the disclosure on pages 50 and 51 to quantify the significant components of the pro forma adjustment for amortization expense related to acquired intangible assets.

Note 2 – Unaudited Pro Forma Combined Statements of Income – Item (F) – page 48

Comment No. 19. We note your disclosure that income from continuing operations allocable to preferred shareholders is derived from amounts recorded in the historical statements of operations without adjustment. Please revise to reconcile the amounts of income allocable to preferred shareholders with the historical amounts disclosed on pages 42 and 43.

        Response to Comment No. 19. Income from continuing operations allocable to preferred shareholders described in Item (F) of the Unaudited Pro Forma Combined Statements of Income on page 52 does not include income allocable to antidilutive preferred shareholders. The Registrant has revised the disclosure on page 52 to clarify this issue.

UFJ Holdings Financial Results for the Year Ended March 31, 2004 – page 58

Comment No. 20. Please revise this section as follows:

•	revise the title to reflect the fact that you discuss UFJ’s recent substantial losses and regulatory problems;

•	provide more detail regarding the substance of the administrative orders including the nature of the obstruction by management and the sanctions imposed, the shortcomings of your internal controls and the business revitalization plan; and

•	discuss the resignations of top management and the criminal prosecutions.

        Response to Comment No. 20. As requested, the Registrant has revised the title on page 62 and revised the disclosure on page 62 to provide more detail about the administrative orders against UFJ Holdings and the resignations and criminal prosecutions of UFJ Holdings’ top management.

Discussions of Transfer of UFJ Trust to Sumitomo Trust & Banking Co. Ltd. – page 58

Comment No. 21. Please disclose the basic terms of the proposed transaction.

        Response to Comment No. 21. As requested, the Registrant has revised the disclosure on page 63 to include the basic terms of the proposed transfer of UFJ Trust Bank Limited (“UFJ Trust Bank”) to Sumitomo Trust & Banking Co. Ltd. (“Sumitomo Trust”).

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

Discussions of Business Integration between MTFG and UFJ Holdings – pages 58-61

Comment No. 22. Please revise this section as follows:

•	disclose the basis for Sumitomo Trust’s claim and court rulings against you;

•	provide detail as to the terms of the August 2004 merger proposal from Sumitomo Mitsui and compare these terms with the terms of the current proposed merger;

•	disclose the extent to which UFJ engaged in negotiations with Sumitomo Mitsui before entering into the September 10, 2004 agreement with you and explain the reasons for the extent of negotiations with Sumitomo Mitsui;

•	explain why UFJ rejected the merger proposal from Sumitomo Mitsui; and

•	discuss the reasons for the put options regarding the preferred stock and its effect on the merger proposal from Sumitomo Mitsui.

        Response to Comment No. 22. As requested, the Registrant has revised the disclosure on pages 63 to 65 and page 69 to add information about Sumitomo Trust’s claim and court rulings and about the merger proposal from Sumitomo Mitsui Financial Group, Inc. The revised disclosure also clarifies that the parties included both put and call features in the UFJ Bank preferred shares with the intent of permitting each party’s board the flexibility necessary to fulfill its fiduciary duties in the event the integration is ultimately not approved and there is a potential deadlock. The revised disclosure also acknowledges that the premium payable in certain circumstances would result in an increase in the acquisition cost of a third party. The Registrant respectfully submits that it is not able to comment directly on Sumitomo Mitsui’s considerations, but notes that, as disclosed in the same section, Sumitomo Mitsui reaffirmed and extended its proposal following the issuance of the preferred shares and only withdrew its offer after the announcement of the merger ratio between the Registrant and UFJ Holdings and other developments.

Comment No. 23. Please supplementally provide (translated into English, if necessary) all material nonpublic information that has crossed over between Mitsubishi Tokyo (and its representatives) and UFJ (and its representatives).

        Response to Comment No. 23. The Registrant will supplementally provide the requested information to the Staff under the cover of a separate letter.

Determination of UFJ Holdings’ Board of Directors, page 62

Comment No. 24. The board should specifically name each analysis in the advisors’ opinions that does not support fairness and explain why, in light of such analysis, it is recommending the transaction.

        Response to Comment No. 24. UFJ Holdings has advised the Registrant that in recommending the transaction, UFJ Holdings’ board of directors considered the overall conclusions of the financial advisors’ analysis in addition to the other factors described in the prospectus, and did not consider or discuss the relative merits of individual analysis performed by the financial advisors.

Opinion of Merrill Lynch – pages 64-67

Comment No. 25. Please disclose in the prospectus that Merrill Lynch has consented to the use of its opinion in the prospectus. The same comment applies to JPMorgan.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

        Response to Comment No. 25. The Registrant has filed the consents received from Merrill Lynch and JPMorgan as exhibits 99.3 and 99.4 to the Registration Statement.

Comment No. 26. Please revise this section as follows:

•	disclose, on page 67, the aggregate fees earned by Merrill Lynch from Mitsubishi Tokyo during the past two fiscal years; and

•	disclose, on page 67, the aggregate fees earned by Merrill Lynch from UFJ during the past two fiscal years.

        Response to Comment No. 26. As requested, the Registrant has revised the disclosure on page 72 to provide information on the amount of fees earned by Merrill Lynch.

Comment No. 27. Please discuss UFJ Strategic Partners and Genesis including the amount of Merrill Lynch’s investment and options, the date(s) of its investments and the premium (if known) that would be paid if the preferred were bought. Please explain how this investment would be affected by the proposed merger.

        Response to Comment No. 27. As requested, the Registrant has revised the disclosure on pages 72 and 73 to provide information on UFJ Strategic Partners and Genesis.

Opinion of JPMorgan – pages 67-70

Comment No. 28. Please revise this section as follows:

•	disclose, on page 70, the amount of the contingent fee for the merger as well as the amount of expenses that were reimbursed;

•	disclose, on page 70, the amount of the fee for the sale of preferred stock;

•	disclose, on page 67, the aggregate fees earned by JPMorgan from Mitsubishi Tokyo during the past two fiscal years; and

•	disclose, on page 67, the aggregate fees earned by JPMorgan from UFJ during the past two fiscal years.

        Response to Comment No. 28. As requested, the Registrant has revised the disclosure on page 76 to provide information on the amount of fees earned by JPMorgan.

Financial Analyses Used by Merrill Lynch and JPMorgan – pages 70-82

Comment No. 29. Supplementally, please provide the staff with the Merrill Lynch and JPMorgan board books (translated into English, if necessary).

        Response to Comment No. 29. The Registrant has arranged for Merrill Lynch and JPMorgan to supplementally provide the Staff with the English translation of the board book presented to UFJ Holdings’ board of directors.

Related Transactions – pages 91-92

Comment No. 30. Please provide an overview of Mitsubishi Tokyo’s rights and how they could affect UFJ shareholders if the merger occurs and if the merger doesn’t occur.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

        Response to Comment No. 30. As requested, the Registrant has revised the disclosure on page 97 to provide an overview of the Registrant’s rights and how they could affect UFJ Holdings’ shareholders.

UFJ Holdings – page 109

Comment No. 31. Please revise the introduction to this section to briefly discuss UFJ’s financial condition, recent losses, administrative orders, resignations, suspension of loan originations and criminal prosecutions.

        Response to Comment No. 31. As requested, the Registrant has revised the disclosure on pages 116 and 117 to include a discussion of UFJ Holdings’ recent financial difficulties and regulatory sanctions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mitsubishi Tokyo – pages 130-216

Comment No. 32. Please revise this section considering Release No. 33-8350 including, but not limited to, the following:

•	provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•	include economic or industry-wide factors relevant to the company;

•	inform the reader about how the company earns revenues and income and generates cash; and

•	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

In addition, please revise to comply with Item 303(b) (1) which requires that you “address past and future financial condition and results of operations ...with particular emphasis on the prospects for the future.”

        Response to Comment No. 32. As requested, the Registrant has revised the disclosure on pages 138 to 140 to improve the organization and presentation of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MTFG” section. Similarly, the Registrant has revised the disclosure on pages 229 to 233 to improve the organization and presentation of the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UFJ Holdings” section.

Critical Accounting Estimates – page 134

Comment No. 33. We note your disclosure on page 138 that quoted market prices are not available for a substantial portion of financial instruments. To help investors understand the significance of this critical accounting estimate please revise to quantify the estimated fair value of financial instruments without available market prices, for which management estimates fair value based on externally verifiable model inputs and quoted prices. In addition, please similarly revise the UFJ Holdings critical accounting estimate disclosure on page 223.

        Response to Comment No. 33. As requested, the Registrant has revised the disclosure on pages 149 and 239 to quantify the Registrant’s and UFJ Holdings’ respective estimated fair value of financial instruments without available market prices, for which management estimates fair value based on externally verifiable model inputs and quoted prices.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results of Operations of UFJ Holdings – pages 217-266

Comment No. 34. Please revise the introduction, on pages 217-218, to briefly discuss UFJ’s large losses due to non-performing loans, UFJ’s difficulty in meeting the minimum capital adequacy ratio, UFJ’s internal lack of adequate controls, the resignations and prosecutions of executives and the imposition of sanctions against UFJ.

        Response to Comment No. 34. As requested, the Registrant has revised the disclosure on page 230 to discuss UFJ Holdings’ large losses due to non-performing loans, UFJ Holdings’ difficulty in meeting the minimum capital adequacy ratio, UFJ Holdings’ lack of adequate internal controls, and the resignations and prosecutions of executives and the imposition of sanctions against UFJ Holdings.

Allowance for Loan Losses, Nonperforming and Past Due Loans – page 243

Comment No. 35. We note your disclosure on page 245 that the reduction in exposure to large borrowers experiencing weak economic performance was achieved through debt forgiveness, debt-equity swaps and loan sales. Please revise to quantify the carrying amount of loans that were swapped for equity during each period presented.

        Response to Comment No. 35. As requested, the Registrant has revised the disclosure on page 260 to provide information on the carrying amount of loans that were swapped for equity during each period presented.

Comment No. 36. We note your disclosure on page 219 that the results of inspections by the Financial Services Agency have been considered in determining UFJ Holdings’ loan loss allowances in the periods presented. Please revise to describe and quantify the resulting impact of these inspections on your provision and allowance for loan losses for each period presented.

        Response to Comment No. 36. For the purpose of calculating provisions and loan loss allowances under U.S. GAAP, the inspections results of the Financial Services Agency of Japan have been taken into account at the corresponding financial statement dates. The loan loss allowance migration model under U.S. GAAP (i.e., FAS 5 model) incorporates into the appropriate historical periods any subsequent changes to borrowers’ ratings, such as those agreed to by management upon finalization of the Financial Services Agency inspections. UFJ Bank and UFJ Trust Bank accordingly have not calculated what the loan loss allowances might have been at those dates using credit ratings based on U.S. GAAP judgments excluding the impact of the Financial Services Agency inspection results. In light of comment no. 36, the Registrant has revised the disclosure on page 234 to clarify that the Financial Services Agency’s inspection results are consistent with the credit analysis performed and the judgments made by UFJ Holdings in determining the provisions and allowances for loan losses under U.S. GAAP for the periods presented. Supplementally, UFJ Holdings has reconfirmed that references to “large additional losses” on page 62 under “The Merger – Background to the Merger – UFJ Holdings’ Recent Regulatory Problems and Financial Difficulties” are to UFJ Holdings’ Japanese GAAP financial information and not to its U.S. GAAP financial information.

Investment Portfolio – page 246

Comment No. 37. To help investors understand change in financial condition since the fiscal year-end, please revise to separately quantify gross unrealized gains and losses on investment securities. Refer to Item 303(b) of Regulation S-K.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

        Response to Comment No. 37. As requested, the Registrant has revised the disclosure on page 261 to separately quantify UFJ Holdings’ gross unrealized gains and losses on investment securities for each period presented.

Management – page 277

Comment No. 38. Please disclose the material terms of any agreements or understandings with the persons selected to serve as Chairman, Deputy Chairman and President of Mitsubishi UFJ and compare these with terms of their previous agreements or understandings.

        Response to Comment No. 38. The persons selected to serve as Chairman, Deputy Chairman and President of the combined entity currently do not have any specific agreements or understandings with respect to their employment. The compensation, benefits and other terms of employment for these individuals are currently not expected to change materially following the merger. The Registrant has revised the disclosure on page 292 to clarify this expectation. Please note that the aggregate compensation, including bonuses, of all of the Registrant’s directors and corporate auditors was approximately ¥400 million for the fiscal year ended March 31, 2004. The Registrant estimates that compensation of its directors and corporate auditors for the fiscal year ended March 31, 2005 was at a similar level. The aggregate compensation, including bonuses, of all of UFJ Holdings’ directors and corporate auditors was approximately ¥122 million for the fiscal year ended March 31, 2004. UFJ Holdings, however, estimates that compensation of its directors and corporate auditors for the fiscal year ended March 31, 2005 was lower because of the reasons disclosed on page 292.

Comment No. 39. Please disclose the provision in the integration agreement that senior executives of each entity will be given senior positions in Mitsubishi UFJ.

        Response to Comment No. 39. As requested, the Registrant has revised the disclosure on page 292 to include a reference to the integration agreement between the Registrant and UFJ Holdings.

U.S. Tax Consequences of the Merger – Pages 303-305

Comment No. 40. Please revise this section as follows:

•	disclose as of the date of the prospectus whether the transaction would be treated as a reorganization and therefore a tax free transaction and explain how you made the determination;

•	disclose the various factors that could change the determination between the date of the prospectus and the time of the merger; and

•	explain in detail the reasons why you cannot determine as of the date of the prospectus whether at the time of the merger the shareholders of UFJ will own as least 50 percent of the voting rights.

        Response to Comment No. 40. As requested, the Registrant has revised the disclosure on pages 319 and 320 to provide the preliminary conclusion based on the shareholder information as of September 30, 2004 that the transaction would be treated as a tax free reorganization transaction. The Registrant has further revised the disclosure on pages 319 and 320 to describe the various factors that affect the determination and the reasons why the final determination cannot be made as of the date of the prospectus.

Exhibits

Comment No. 41. Please file all exhibits as soon as possible.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

U.S. Securities and Exchange Commission

        Response to Comment No. 41. All of the exhibits that are available for filing have been, or are being, filed as part of the Registration Statement. The Registrant and UFJ Holdings are currently planning to execute the merger agreement before the end of April 2005. After the merger agreement is signed, the Registrant undertakes to file as soon as possible all remaining exhibits, except the form of convocation notice of UFJ Holdings, Inc. (exhibit 99.1) and the form of mail-in voting card of UFJ Holdings, Inc. (exhibit 99.2). Those remaining two exhibits are expected to be prepared in mid-May 2005, and will be filed promptly at that time.

*  *  *  *  *

        Please contact Mark Bergman at (+44-20) 7367-1601 (fax number +44-20-7221-9654) or the undersigned at (+81-3) 3597-6306 (fax number (+81-3) 3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter or the revised Registration Statement.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:	Jonathan E. Gottlieb
Sharon M. Johnson
Joyce A. Sweeney
U.S. Securities and Exchange Commission
Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
Mark S. Bergman
Paul, Weiss, Rifkind, Wharton & Garrison LLP